

October 14, 2014

<u>Via E-mail</u>
Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece

> **Re: Star Bulk Carriers Corp.**
> **Registration Statement on Form F-3**
> **Filed September 19, 2014**
> **File No. 333-198832**

Dear Mr. Pappas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that at the time of filing this registration statement not all shares being registered for resale had been issued to the selling shareholder. Please provide us with your analysis regarding whether the selling shareholder was irrevocably bound at the time of filing this registration statement to purchase all of the securities being registered in this offering, discussing for example whether there were any conditions to closing within its control. We note for example your disclosure on page 9 that "the Excel Vessels will be transferred to us in a series of closings, on a vessel-by-vessel basis, <u>in general</u> upon reaching port after their current voyages and cargoes are discharged" (emphasis added). For guidance, please refer to Question 139.06 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibit 5.1

2. It appears that some shares being registered in this offering have not been issued. Please have counsel revise the legality opinion to state that unissued shares will be legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
       Robert E. Lustrin, Esq.